Filed by TRI Pointe Homes, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TRI Pointe Homes, Inc.

Commission File No. 333-193248

Conference Call Transcript

Below are excerpts of a transcript of an earnings conference call hosted by TRI Pointe Homes, Inc. on May 6, 2014.

CORPORATE PARTICIPANTS

Glenn Keeler TRI Pointe Homes, Inc. - VP, Corporate Controller

Douglas F. Bauer TRI Pointe Homes, Inc. - CEO

Michael D. Grubbs TRI Pointe Homes, Inc. - CFO

Thomas J. Mitchell TRI Pointe Homes, Inc. - President, COO

CONFERENCE CALL PARTICIPANTS

Nishu Sood Deutsche Bank - Analyst

Ivy Zelman Zelman & Associates – Analyst

Steve Stelmach FBR Capital Markets – Analyst

Brendan Lynch Sidoti & Company – Analyst

Mark Weintraub Buckingham Research Group - Analyst

Alex Barron Housing Research Center - Analyst

PRESENTATION

Operator

Greetings and welcome to the TRI Pointe Homes first quarter 2014 earnings call. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. (Operator Instructions).

It is now my pleasure to introduce your host, Mr. Glenn Keeler, Vice President and Corporate Controller of TRI Pointe Homes. Thank you, you may begin.

Glenn Keeler - TRI Pointe Homes, Inc. - VP, Corporate Controller

Good morning. Welcome to TRI Pointe Homes’ first quarter 2014 conference call. Earlier today, the Company released its financial results for the quarter. Documents detailing these results are available on the Company’s Investor Relations website at www.tripointehomes.com.

Before the call begins, I would like to remind everyone that certain statements made in the course of this call are not based on historical information and constitute forward-looking statements. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described or implied in these forward-looking statements.

I refer you the to the Company’s filings made with the SEC for a more detailed discussion of the risks and factors that could cause actual results to differ materially were those expressed or implied in any forward-looking statements made today. The Company undertakes no duty to update these forward-looking statements that are made during the course of this call. Additionally, non-GAAP financial measures will be discussed on this conference call.

The Company’s presentation of this information is not intended to be considered in isolation or as a substitute for the financial information presented in accordance with GAAP. Reconciliations of these non-GAAP financial measures, to the most comparable measures prepared in the accordance with GAAP, can be assessed through the filings with SEC at www.sec.gov.

Hosting the call today are Doug Bauer, TRI Pointe Homes Chief Executive Officer; Mike Grubbs, the Company’s Chief Financial Officer; and Tom Mitchell, the Company’s Chief Operating Officer and President.

With that I will now turn the call over to Doug.

Douglas F. Bauer - TRI Pointe Homes, Inc. - CEO

Thank you, Glenn, and welcome to our first quarter 2014 earnings conference call.

Today, I will provide a brief summary of our recent results, as well as share some additional insight into the housing market and bring you up-to-date on our progress related to the transaction with the Weyerhaeuser Real Estate Company or WRECO. Mike Grubbs will follow up with some additional detail on the first quarter and provide some perspective on the remainder of 2014. We will, then, be joined by Tom Mitchell to take some questions.

We are pleased to start 2014 with a strong quarter in all financial metrics. Increases in orders, deliveries, backlog and average selling price. All of which drove higher revenues and resulting in increasing earnings-per-share, when compared to the same period in 2013.

We were able to achieve these results while working to complete the integration and transition of the WRECO operations, as part of our $2.7 billion merger we announced in November 2013. This wouldn’t have been possible without the hard work and dedication of our deep and talented TRI Pointe team.

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For the first quarter 2014, TRI Pointe generated net income of $4.3 million, which resulted in earnings per diluted share of $0.14, or earnings per diluted share of $0.15, excluding expenses associated with the WRECO transaction.

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I’d like to provide an update on the WRECO transaction. One of the main strengths of this merger is that it gives TRI Pointe a well-diversified brand of companies across many of our target markets with strong local operating teams to execute. The combination with WRECO will be highly transformative for the Company’s scale, while providing increased liquidity and earnings on a combined basis.

We continue to make meaningful progress in our plans for the integration and transition of the WRECO operations and team to the TRI Pointe platform. As we spend more time working with the five WRECO companies, we have learned to appreciate the strength and depth of the management teams at Winchester, Trendmaker, Maracay, Quadrant and Pardee. We remain on track to close this transaction early in the third quarter of 2014.

Looking forward to the remainder of the year, we are excited not only about the growth of TRI Pointe, but the combination of these six companies. The long-term outlook is strong in all of our existing markets and affords us an excellent land position that presents opportunities for future profitability and cash flow.

I want to thank the WRECO and TRI Pointe teams for the tremendous support and effort they have put into the integration and transition of what will become one of the largest homebuilders, based on estimated, combined equity market value, but it isn’t about being the biggest, but being one of the best in markets.

I will now pass the call to Mike to provide additional detail on our first quarter 2014 financial results.

Michael D. Grubbs - TRI Pointe Homes, Inc. - CFO

Thanks, Doug, good morning. I would, also, like to welcome everyone to today’s call.

I will be highlighting some of our results and key financial metrics from the first quarter and provide our expectations and outlook for the second quarter and full-year 2014; and, then, we will open it up for some questions.

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During the first quarter, the Company incurred $548,000 in transaction-related expenses, which included legal and accounting due diligence, integration and other transition costs related to the WRECO transaction. Excluding these expenses, earnings per diluted share was $0.15. The Company also expects to continue to incur additional transition expenses related to the WRECO integration during the next two quarters.

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For the balance of 2014, excluding the WRECO transaction, we expect to open 22 new selling communities to TRI Pointe, of which 16 are in California, and six in Colorado.

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For the full year 2014, excluding the WRECO transaction, the Company is maintaining its guidance for deliveries of 660 homes and home sales revenue of $475 million.

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As I mentioned, we’re off to a solid start in 2014. As we look ahead to the balance of the year, we’re very excited and focused on the transformational changes of our Company.

This completes our prepared remarks, but let me remind everyone that while we can discuss our results, we are still fairly restricted on discussing information related to WRECO. After we close this transaction, which we expect to occur early in the third quarter, we will be provide additional information related to the WRECO subsidiaries and future filings and on subsequent earnings release calls. We look forward to reporting our progress throughout the rest of the year.

At this point, Danielle, we will like to open it up for questions.

QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions).

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Operator

Our next question comes from Ivy Zelman with Zelman and Associates. Please proceed.

Ivy Zelman - Zelman & Associates - Analyst

Hi, guys. Good morning. Good results. Just a few things, your SG&A as a percent of sales have been very strong and, surprising, to the upside, in recognizing the success you’ve had in the ramp-up with maintaining a local cost. Can you just elaborate on if we should assume that’s sustainable in the face of the acquisition and, obviously, integration costs, do you think you can kind of stay in that low end of the range?

Michael D. Grubbs - TRI Pointe Homes, Inc. - CFO

Ivy, this is Mike. Yes.

We’re really not guiding to the combined company right now, but as TRI Pointe standalone, obviously, we’re comfortable working in the lower end of that range. We are going to incur some additional transition costs. That’s going to bump that number, probably, up. And when you look at the combined companies, they’re running a little bit higher SG&A, so that’s one of our target goals over the next two to three years, is to drive that number back down.

Douglas F. Bauer - TRI Pointe Homes, Inc. - CEO

Part of the issue — Ivy, this is Doug. We’re dealing with and higher AST in our mix of homes right now, so that, obviously, drives the percentage down, and when you combine the companies, the AST will come down quite a bit. So, there will definitely be some changes in that SG&A, but we look at that as something we continue to improve on over the next one to three years.

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Brendan Lynch - Sidoti & Company - Analyst

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I see that you’re acquiring some land in California in the first quarter. Is this something that you continue — you will continue to do even after the WRECO acquisition, or is this just a land deal that was coming to fruition in the first quarter that you had been working on for the past, you know, several months?

Douglas F. Bauer - TRI Pointe Homes, Inc. - CEO

Yes. This is Doug, Brendan. I mean, we will continue to look at land opportunities. We’ve got 100% coverage for 2015, and through 2016, I think we’re — if I recall, Mike, about 75%, 80%. So, we’re looking for opportunities that will fill that pipeline for the second half of 2016. So, we will continue to be in the market here at TRI Pointe and, frankly, after we close the WRECO transaction, as well.

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Operator

Thank you. At this time I would like to turn the floor back over to management for closing comments.

Glenn Keeler - TRI Pointe Homes, Inc. - VP, Corporate Controller

Well, thank you, everybody, and we appreciate you joining us for our first quarter call and we look forward to talking with all of you coming in the second quarter. Thank you and have a great day.

Operator

Thank you. Ladies and gentlemen, this concludes today’s conference. You may disconnect your lines at this time. Thank you all for your participation.

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Below are excerpts from an earnings release issued by TRI Pointe Homes, Inc. on May 6, 2014.

Douglas F. Bauer, Chief Executive Officer stated, “We are pleased with our strong operating results during the first quarter while we continue to complete the integration and transition of the WRECO companies. These results are a direct result of our disciplined land acquisition process that leads to the opening of new communities in excellent locations, executed by our very talented TRI Pointe team. As we continue through 2014, TRI Pointe is well positioned to achieve meaningful top and bottom line growth over 2013, while transforming into one of the largest homebuilders in our industry, which will be composed of six, well positioned regional homebuilding brands in some of the best housing markets.”

First quarter 2014 operating results

Net income for the first quarter of 2014 was impacted by $548,000 of expenses associated with the WRECO transaction. Excluding the WRECO transaction expenses, net of tax, net income would have been $4.6 million*, or $0.15* per diluted share.

WRECO Transaction

On November 4, 2013, TRI Pointe announced that its Board of Directors approved a definitive agreement pursuant to which WRECO, the wholly-owned homebuilding and real estate subsidiary of Weyerhaeuser Company (NYSE: WY) (“Weyerhaeuser”), will combine with a subsidiary of TRI Pointe in a transaction valued at approximately $2.7 billion as of that date. The transaction is on target to close early in the third quarter of 2014 and will establish TRI Pointe as one of the ten largest homebuilders in the United States based on estimated combined equity market value.

2014 Outlook

The Company, exclusive of the WRECO transaction, expects to open 22 new selling communities for the balance of 2014, of which 16 are in California and six in Colorado. In the second quarter of 2014, the Company expects to deliver approximately 50% of its 195 units in backlog as of March 31, 2014. For the full year 2014, the Company is maintaining its initial guidance for deliveries of 660 homes and home sales revenue of $475 million, exclusive of the WRECO transaction.

Forward-Looking Statements

Various statements contained in this press release, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and the WRECO transaction and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “intend,” “anticipate,” “potential,” “plan,” “goal,” “will,” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this press release speak only as of the date of this release, and we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. The following factors, among others, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements: economic changes either nationally or in the markets in which we operate, including declines in employment, volatility of mortgage interest rates and inflation; a downturn in the homebuilding industry; continued volatility and uncertainty in the credit markets and broader financial markets; our future operating results and financial condition; our business operations; changes in our business and investment strategy; availability of land to acquire and our ability to acquire such land on favorable terms or at all; availability, terms and deployment of capital; continued or increased disruption in the availability of mortgage financing or the number of foreclosures in the market; shortages of or increased prices for labor, land or raw materials used in housing construction; delays in land development or home construction resulting from adverse weather conditions or other events outside our control; the cost and availability of insurance and surety bonds; changes in, or the failure or inability to comply with, governmental laws and regulations; the timing of receipt of regulatory approvals and the opening of projects; the degree and nature of our competition; our leverage and debt service obligations; our relationship, and actual and potential conflicts of interest, with Starwood Capital Group; availability of qualified personnel and our ability to retain our key personnel; our ability to complete the acquisition of WRECO on the anticipated terms and schedule and to integrate it successfully; and additional factors discussed under the sections captioned “Risk Factors” included in our annual and quarterly reports filed with the Securities and Exchange Commission (“SEC”).

Additional Information and Where to Find It

In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe and Weyerhaeuser, pursuant to which the homebuilding subsidiary of Weyerhaeuser, WRECO (with certain exclusions), will be combined with TRI Pointe, TRI Pointe has filed a registration statement on Form S-4 with the SEC, which includes a prospectus. TRI Pointe has also filed a proxy statement which will be sent to the TRI Pointe stockholders in connection with their vote required in connection with the transaction. In addition, WRECO has filed a registration statement in connection with its separation from Weyerhaeuser. Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents because they contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction. The proxy statement and registration statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (800) 561-4405, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of TRI Pointe or Weyerhaeuser. However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction. Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 18, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on February 25, 2014. Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2013 filed with the SEC on February 27, 2014, as amended by Form 10-K/A for the year ended December 31, 2013 filed with the SEC on April 30, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, have been included in the registration statement/prospectus, proxy statement and other relevant materials filed with the SEC.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.